EXHIBIT 4.4
CANADIAN PACIFIC RAILWAY LIMITED
EMPLOYEE SHARE PURCHASE PLAN
(US)
Plan Terms and Conditions
(Amended and Restated as of August 30, 2005)

Table Of Contents

Section 1 – Definitions

Section 2 – Establishment of the Plan

Section 3 – Participation and Enrollment

Section 4 – Participant Contribution to the Plan

Section 5 – Company Contribution to the Plan

Section 6 – Asset Fund

Section 7 – Investment

Section 8 – Withdrawals/Sales of Shares

Section 9 – Termination of Participation in the Plan

Section 10 – Administration of the Plan

Section 11 – Plan Amendment and Termination

Section 12 – Market Fluctuation

Section 13 – Income Taxes

Section 14 – No Trading on Undisclosed Information

Section 15 – General Provisions

Section 1 — Definitions
For the purpose of the Plan:
“Account” means any real or notional account held in the name of a Participant by the Plan Administrator recording Shares purchased with Participant Contributions or Company Contributions.
“Administrative Agreement” means any agreement or agreements executed from time to time between CPR and the Plan Administrator.
“Affiliate” means any affiliate of CPR designated by CPR for the purposes of the Plan.
“Asset Fund” means the assets of the Plan held by the Plan Administrator, consisting of Participant Contributions, Company Contributions, the Shares and any dividends, interest, or gains derived therefrom, as more fully set out in Section 6.
“Basic Administration Expenses”, as determined in CPR’s sole discretion, may include, but shall not be limited to, the establishment and tracking of Accounts, payroll deductions, quarterly statements, ancillary administration costs and any brokerage fees applicable to the purchase of Shares.
“Board” means the Board of Directors of CPR as constituted from time to time.
“Business Day” means a day on which The New York Stock Exchange is open for business in the US.
“CPR” means Canadian Pacific Railway Limited and its majority owned subsidiaries who adopt this Plan. Any reference herein to any action to be taken by CPR means action by or under the authority of the Board.
“Code” means the US Internal Revenue Code as amended from time to time.
“Company Contributions” means contributions made to the Plan by CPR or an Affiliate pursuant to Section 5.
“Continuous Service” means an uninterrupted period of continuous employment by an Eligible Employee as determined by the rules of CPR in effect from time to time. An Eligible Employee’s Continuous Service shall not be considered interrupted by CPR-approved leaves of absence or periods in which an Eligible Employee is on furlough, guaranteed extra board, reserve board or is laid-off with recall rights (until the recall period has expired).
“Eligible Bargaining Unit” means any bargaining unit representing CPR employees in the US that has consented to participate in the Plan.
“Eligible Bargaining Unit Representative” means a full-time representative of an Eligible Bargaining Unit on leave from CPR with the right to return to work for CPR.
“Eligible Earnings” means the regular base pay of an employee paid through the CPR or Affiliate payroll system for the relevant period, excluding overtime, bonus, arbitraries, protection pay, reserve board pay, sub payments and other special or one-time payments received in that period as determined by CPR in accordance with its regular practices in effect; and means deemed earnings for Eligible Bargaining Unit Representatives defined as a monthly amount equal to one-twelfth of the maximum compensation on which an employer is required to pay Tier 2 taxes under Chapter 22 of the Code as in effect during the calendar year.
“Eligible Employee” means each CPR employee in the US who:
i)	is a regular full-time or part time non-union employee; or

ii)	is a regular full-time, part time or seasonal employee in an Eligible Bargaining Unit; or
iii)	is an Eligible Bargaining Unit Representative;
and
iv)	is in receipt of Eligible Earnings (except that Eligible Earnings shall not be a requirement for enrolment during the period from the effective date of the Plan to December 31, 2001); and
v)	has reached the age of majority under the laws applicable to such employee; and
vi)	is in the Continuous Service of CPR, or an Affiliate, and has been designated as eligible to participate in the Plan and such designation has not been revoked;
but does not include:
vii)	any employee in respect of whom a decision to cease employment has been made; or
viii)
any individual whose services have been engaged by CPR on a temporary basis and who is not eligible to participate in other CPR benefit programs (including but not limited to consultants, casual, students or fixed term employees); or

ix)	any employees on Severance or Separation Payments.
“Enrolment/Change Form” means the enrolment/change form in such form as may be determined by CPR from time to time.
“Legal Representative” means executor or executrix appointed under a deceased’s will or Court-appointed administrator or trustee of a deceased’s estate.
“Market Price” means, for purchases and sales of Shares, the prices at which Shares are purchased or sold on the relevant day on the Stock Exchange.
“Participant” means a person who is an Eligible Employee, who has elected to participate in the Plan and who makes contributions to the Plan from Eligible Earnings pursuant to Section 4 herein.
“Participant Contributions” means contributions made to the Plan by Participants pursuant to Section 4 herein.
“Pay Period” means a Participant’s pay period as defined within the CPR pay system (i.e. weekly, bi-weekly, semi-monthly, monthly, etc.).
“Plan” means this employee share purchase plan (US), as it may be amended from time to time.
“Plan Administrator” means such trust company or companies and/or other corporations appointed by CPR from time to time to administer the Plan on behalf of CPR.
“Plan Reserve” means that portion of the Asset Fund consisting of unallocated Company Contributions; interest earned on contributed funds; dividends payable on Unvested Shares; and forfeited Shares or any resultant proceeds from sale of forfeited Shares, which proceeds shall be for the benefit of CPR. Plan Reserve does not include Participant Contributions or dividends payable on Shares purchased with Participant Contributions even if not yet formally allocated to Participant Accounts.
“Plan Year” means the period of twelve calendar months commencing on January 1 and ending on December 31 of each year, or such other period as may be determined by CPR with the exception that the first Plan Year shall extend from the effective date of the Plan through December 31, 2001.

“Restricted Shares” means Shares in a Participant’s Account purchased with Participant Contributions at any time within the previous four (4) consecutive full calendar quarters and for which the contingent Unvested Shares purchased with Company Contributions have not vested in accordance with Paragraph 8.4.
“Retirement” means the cessation of employment at a time when the Participant is entitled to an immediate unreduced pension in accordance with the provisions of the Defined Benefit option of the Canadian Pacific Railway Company Pension Plan (the “CPR Pension Plan”); and further provided that if the Participant does not participate in the CPR Pension Plan, the Participant shall be deemed to have retired if at the time of cessation of the Participant’s employment, the Participant would have been entitled to an immediate unreduced pension under the provisions of the Defined Benefit option of the CPR Pension Plan if that Participant had otherwise participated in the CPR Pension Plan and if all of the service of that Participant with CPR (and predecessor employers with respect to which CPR recognizes service for any purpose under a pension plan that covers that Participant) had been deemed to constitute “Service” (as that term is defined in the CPR Pension Plan) in respect of which all contributions had been made under the CPR Pension Plan. For Eligible Bargaining Unit Representatives, service as a bargaining unit representative during the period of time that the Eligible Bargaining Unit Representative is on leave from CPR with the right to return to CPR shall be treated as Union Service under the CPR Pension Plan for purposes of determining an Eligible Bargaining Unit Representative’s right to an unreduced pension under the Defined Benefit option of the CPR Pension Plan.
“Shares” means CPR common shares previously issued and traded through the facilities of the Stock Exchange. This term may also be extended to mean either Restricted Shares and/or Unvested Shares, as applicable, for purposes of describing the purchase of such shares in accordance with the Plan.
“Stock Exchange” means The New York Stock Exchange on which the Shares are listed and posted for trading.
“Unrestricted Shares” mean the Shares in a Participant’s Account that are not Unvested Shares or Restricted Shares.
“Unvested Shares” means Shares in a Participant’s Account purchased with Company Contributions at any time during the previous four (4) consecutive full calendar quarters, except in the circumstances described in Section 9.
“US” means the United States of America.
“Withdrawal/Termination Form” means the withdrawal/termination form in such form as may be determined by CPR from time to time.

Section 2 — Establishment of the Plan
2.1 Purpose
The purpose of this Plan is to provide Eligible Employees with an opportunity to participate in the ownership of CPR on an on-going basis through purchases of Shares.
2.2 Effective date of the Plan
The Plan shall become effective on October 1, 2001 or on such other date as CPR may determine, subject to the satisfaction of all securities, regulatory or other relevant legal requirements in any jurisdiction in which the Plan is to be effective.
2.3 Government Regulations
The terms and conditions of this Plan, including the acquisition, sale and delivery of Shares, are subject to compliance with all applicable laws, regulatory requirements and approvals.
Section 3 — Participation and Enrolment
Eligible Employees may elect to enrol as Participants in the Plan in any calendar month in which they are eligible. To enrol, the Eligible Employee must complete and deliver to the Plan Administrator an Enrolment/Change Form. Enrolment in the Plan will be effected as soon as practicable once the completed Enrolment/Change Form is received and processed by both the Plan Administrator and CPR. Delivery of a duly executed Enrolment/Change Form shall constitute acceptance by the Eligible Employee of all the terms and conditions of the Plan as set forth herein and of any regulations adopted or to be adopted pursuant to Section 11 herein.
The Plan Administrator will send a written letter of confirmation of enrolment to the Participant where applicable as soon as practicable.
Participation in the Plan is voluntary. CPR is not making any representations or warranties as to the value of shares at any time, nor recommending to employees as to whether or not they should participate in the Plan. Employees considering participation in the Plan should consult their own accountant, legal counsel or other financial advisors regarding participation in the Plan.
Section 4 — Participant Contributions to the Plan
4.1 Amount of Contributions
Participants may contribute, via payroll deductions, a percentage of their Eligible Earnings ranging from a minimum of one per cent (1%) to a maximum of six per cent (6%) (based on whole percentages) for investment under the Plan. The Participant shall indicate the percentage amount of Participant Contributions on the Enrolment/Change Form.
In the event that the Eligible Earnings of a Participant vary at any time in the course of a Plan Year, the Participant Contributions of such Participant shall be automatically adjusted accordingly in order to remain equal to the selected percentage of the Participant’s Eligible Earnings as set out in the Enrolment/ Change Form.

4.2 Payroll Deductions
Each Participant shall make Participant Contributions to the Plan by regularly scheduled payroll deductions at the end of each Pay Period for the percentage indicated on the Enrolment/Change Form. The Participant Contributions in any given Plan Year shall be made on the basis of the year of receipt of the Eligible Earnings from which such Participant Contributions are deducted. Payroll deductions shall commence as soon as practicable once the completed Enrolment/Change Form is received and processed by both the Plan Administrator and CPR.
4.3 Continuing Contributions
With the exception of a Participant’s voluntary suspension of Participant Contributions as provided for in Paragraph 4.8, Participant Contributions via payroll deductions shall continue indefinitely while the Participant continues to receive Eligible Earnings. Should a Participant cease to receive Eligible Earnings from time to time, payroll deductions will cease and shall resume following the receipt of Eligible Earnings.
4.4 Union Representative Participant Contributions
In the case of Eligible Bargaining Unit Representatives where contributions via payroll deductions are not possible, contributions may be made via post-dated checks provided to CPR, subject to the provisions of Paragraph 4.1. Contributions by this method may be made only on a monthly basis. Upon request, CPR shall notify Eligible Bargaining Unit Representatives of the amount of Eligible Earnings available for determination of contribution amounts and CPR will bring all such Eligible Bargaining Unit Representatives to the Plan Administrator’s attention.
4.5 No Retroactive Contributions
A Participant may not make retroactive Participant Contributions to the Plan, unless CPR determines otherwise.
4.6 No Lump Sum Contributions
A Participant may not make lump sum Participant Contributions to the Plan, unless CPR determines otherwise.
4.7 Changes to a Participant’s Contribution Level
A Participant may change contribution levels, in whole percentages, once per calendar quarter by providing to the Plan Administrator an Enrolment/Change Form indicating the desired change no later than two (2) weeks prior to the last day of that quarter. The change will be implemented as soon as practicable once the completed Enrolment/Change Form is received and processed by both the Plan Administrator and CPR at which time the Participant Contributions shall be adjusted accordingly, provided such adjustment conforms with Paragraph 4.1.
4.8 Voluntary Suspension of Contributions
A Participant may at any time, by completing and delivering to the Plan Administrator an Enrolment/Change Form, request that Participant Contributions be suspended. The suspension will be implemented as soon as practicable once the completed Enrolment/Change Form is received and processed by both the Plan Administrator and CPR. Participant Contributions shall also be suspended during any period of time that such suspension is required in connection with a hardship withdrawal under any pension plan of CPR qualified under section 401(a) of the Code (“Hardship Suspension”). A Hardship Suspension shall be treated as a voluntary suspension under this Paragraph 4.8. However, in the event of a suspension under this Paragraph 4.8, the Participant shall not be allowed to resume making Participant

Contributions until a waiting period of six (6) consecutive months (which shall be treated as running concurrently with any Hardship Suspension) has passed. Upon expiration of the six (6) month waiting period the Participant will have the option of resuming Participant Contributions by completing and delivering to the Plan Administrator a new Enrolment/Change Form. Participant Contributions shall resume as soon as practicable once the completed Enrolment/Change Form is received and processed by both the Plan Administrator and CPR at which time the Participant Contributions shall be adjusted accordingly, provided such adjustment conforms with Paragraph 4.1. If the voluntary suspension exceeds a period of four (4) consecutive full calendar quarters, CPR shall terminate the participation in the Plan of the Participant in accordance with the provisions of Paragraph 9.2.
4.9 Leaves of Absence
Subject to Paragraphs 4.1 and 4.3, a Participant shall continue to make Participant Contributions during any leave of absence for which the Participant continues to receive Eligible Earnings unless such Participant has completed and delivered to the Plan Administrator an Enrolment/Change Form indicating a desire to suspend Participant Contributions, during the period of such absence, in which event Paragraph 4.8 shall become applicable where appropriate and with the necessary changes.
If at any time prior to or during such leave of absence the Participant ceases to receive Eligible Earnings the Participant Contributions of the Participant will cease and shall resume following the receipt of Eligible Earnings. Should the cessation of contributions under this Paragraph 4.9 extend for a period exceeding four (4) consecutive full calendar quarters, the provisions of Paragraph 9.2 shall apply.
4.10 Remittance of Participant Contributions
Participant Contributions withheld through payroll deduction by CPR and Affiliates in each Pay Period shall be remitted by CPR and Affiliates to the Plan Administrator as soon as practicable but not later than the fifth (5) Business Day following the date such withholding is effected. Participant Contributions described in Paragraph 4.4 shall be remitted by CPR to the Plan Administrator no later than the fifth (5) Business Day following the date of the post-dated check. All Participant Contributions remitted to the Plan Administrator shall be invested solely in Restricted Shares.
4.11 Continued Participation in Plan
During any suspension of Participant Contributions under Section 4 a Participant shall remain eligible to receive Company Contributions earned prior to such suspension of Participant Contributions.
Section 5 — Company Contributions to the Plan
5.1 Company Contributions
In any month during which a Participant has made Participant Contributions, CPR shall remit to the Plan Administrator, in accordance with the provisions of Paragraph 4.10, a Company Contribution. Such Company Contribution shall be equal to thirty-three (33) percent of the amount of any Participant Contributions being remitted during such period. The vesting of any Shares purchased with such Company Contributions is contingent upon holding the corresponding Restricted Shares within the Participant Account during the vesting period in accordance with Paragraph 8.4. Actual Company Contributions may be reduced from time to time by the value of forfeited Shares in the Plan Reserve.

5.2 Enhanced Company Contributions
As an incentive for enrolment, all Participants who enroll in the Plan prior to December 31, 2001 will be eligible for enhanced Company Contributions of one hundred (100) percent on the first $650.00 (USD) of Participant Contributions made to the Plan prior to December 31, 2002. Upon receiving the maximum $650.00 (USD) of enhanced Company Contributions or for all Participant Contributions contributed subsequent to December 31, 2002, which ever occurs first, CPR shall make Company Contributions equal to thirty-three (33) percent of the amount of any Participant Contributions made by the Participant, on an on-going basis as provided for in Paragraph 5.1.
5.3 Use of Funds
All Company Contributions, enhanced or otherwise, shall be invested solely in Unvested Shares.
Section 6 — Asset Fund
6.1 Assets of the Asset Fund
The Plan Administrator shall receive from CPR, or its Affiliates, the Participant Contributions of all the Participants made in accordance with Section 4 and the Company Contributions made to the Plan in accordance with Section 5. Participant Contributions, Company Contributions, and the Shares acquired therewith and any dividends paid on Restricted Shares and Unrestricted Shares thereon, from the date of receipt by the Plan Administrator, shall constitute the Asset Fund of the Plan and shall be held, invested, managed, administered and dealt with by the Plan Administrator pursuant to the terms of the Plan.
6.2 Allocations to Participant Accounts
The Plan Administrator shall maintain a separate Account for each Participant. The Plan Administrator shall credit to the Account of a Participant all Company Contributions made for the benefit of the said Participant, all Participant Contributions made by such Participant, and all Shares acquired therewith. The Plan Administrator shall allocate either absolutely or contingently to each Participant all capital gains realized, and capital losses sustained by the Asset Fund on their Account at such time or times as the Plan Administrator may determine, but in any event, at least annually. The Plan Administrator shall credit to the Plan Reserve all Unvested Shares forfeited by Participants in accordance with Paragraph 8.5.
Section 7 — Investment
7.1 Acquisition of Restricted Shares
The Plan Administrator shall use Participant Contributions to purchase Restricted Shares, only on the open market through the Stock Exchange.
The Plan Administrator will purchase the requisite number of Restricted Shares as soon as practicable, as determined by the Plan Administrator, but in no circumstances less than once per calendar month or any other such period as required by securities legislation, stock exchange rules, or other relevant rules. The Plan Administrator will allocate the Restricted Shares to the appropriate Participant Accounts after each purchase.

7.2 Acquisition of Unvested Shares
The Plan Administrator shall use Company Contributions to purchase Unvested Shares on the open market through the Stock Exchange.
The Plan Administrator will purchase the requisite number of Unvested Shares as soon as practicable, as determined by the Plan Administrator, but in no circumstances less than once per calendar month or any other such period as required by securities legislation, Stock Exchange rules, or other relevant rules.
7.3 Number of Shares Purchased
The maximum number of Shares that may be purchased pursuant to this Plan is 1,000,000.
The number of Restricted Shares and Unvested Shares purchased depends upon the Market Price of the Shares at the time purchases are made and the total amount of contributed funds available for each of the respective purchases. To the extent set forth in Section 10.6, CPR will be responsible for the payment of all brokerage commissions or similar fees incurred in connection with such purchases.
Notwithstanding the provisions of Paragraphs 7.1 and 7.2 and Section 8, the Plan Administrator, in its discretion, may limit the daily volume of its purchases of Shares and sales of Shares or make such purchases and sales over several trading days to the extent that such action is deemed by it to be in the best interests of Participants. Should the purchase or sale of Shares by the Plan Administrator in any given month be at various prices, the Plan Administrator shall establish an average weighted purchase or sale price, as the case may be, applicable for each Share in the relevant month.
7.4 Registration of Shares
At the time of purchase all Participants shall acquire beneficial ownership of all Restricted Shares and of any fractional interest in Restricted Shares acquired for their Account. Notwithstanding any other provisions of this Plan, no fractional common share certificates will be issued.
All Shares purchased by the Plan Administrator on behalf of a Participant pursuant to this Plan shall be registered in the name of the Plan Administrator, on behalf of such Participant. Provided Unvested Shares have not been forfeited pursuant to Paragraph 8.5 and are governed by the provisions of the Plan, they shall be held by the Plan Administrator on behalf of Participants. All rights and privileges, however, with respect to Shares, including voting rights, shall be exercised by Participants through the Plan Administrator, and any dividends shall be credited to Participant Accounts.
7.5 Allocation of Restricted Shares
Allocations of Restricted Shares shall be made to each Participant’s Account in proportion to the contributions received in respect of such Participant. Allocations shall be made in whole and fractional Shares. Restricted Shares purchased with Participant Contributions shall be held for the Account of Participants. Participants shall not be allowed under any circumstance to withdraw a fraction of a Share. The value of any such fractional Share will be paid in cash.
7.6 Dividends
In the event a cash dividend is paid to holders of Shares, the net amount of such cash dividend attributable to Shares allocated to Plan Accounts, excluding any Unvested Shares, shall be applied to purchase Unrestricted Shares for the benefit of Participants. The net amount of the cash dividend that is available for the purchase of Shares shall be determined after deduction from the gross amount of the cash dividend of such amount of income and employment tax (if any) as is required to be withheld in accordance with applicable law (including foreign law) to the extent applicable to the Participant in question.

Each Participant shall receive quarterly confirmation from the Plan Administrator, which will include all changes, if any, in the amount of common shares held for the Participant’s Account.
7.7 Interest
All Participant Contributions and Company Contributions remitted to the Plan Administrator shall, prior to the acquisition of either Restricted Shares or Unvested Shares, earn interest. Any such interest earned on contributions between the time of receipt, by the Plan Administrator, and their subsequent investment in Shares shall be applied to offset Basic Administration Expenses, to the extent possible, in accordance with all applicable laws and regulations.
7.8 Shares acquired at end of Plan Year
Where Participant Contributions and/or purchases are made in respect of a Plan Year, but are not settled until after the end of that Plan Year, such Shares will be reflected in the new Plan Year.
Section 8 — Withdrawals/Sales of Shares
8.1 Sale of Shares
Upon completion and delivery to the Plan Administrator of a completed Withdrawal/Termination Form, a Participant may direct the Plan Administrator to sell some or all of the Unrestricted or Restricted Shares in their Account. Upon such sale the Plan Administrator shall pay to the Participant an amount equal to the net proceeds from the sale of such Shares. Any fees applicable to the sale of Shares shall be paid by Participants and withheld from settlement of the sale by the Plan Administrator.
For the purpose of the Plan, a Participant shall be deemed to sell all Unrestricted Shares in the Account prior to the sale of Restricted Shares in the Account. For purposes of the Plan, Restricted Shares shall be deemed to be sold on a “first in, first out” basis for purposes of determining forfeiture of Unvested Shares in accordance with Paragraph 8.5.
The price of fractional Shares will be the same as the price of whole Shares. Fractional Shares may only be sold by a Participant upon termination of participation in the Plan.
8.2 Withdrawal of Shares
Upon completion and delivery to the Plan Administrator of a completed Withdrawal/Termination Form, a Participant may direct the Plan Administrator to withdraw some or all of the Unrestricted and/or Restricted Shares in the Account. Upon such withdrawal, the Plan Administrator shall transfer title and deliver to the Participant those Shares that have been withdrawn at the Participant’s direction. Any fees applicable to the withdrawal of Shares shall be payable by the Participant and withheld from settlement by the Plan Administrator.
For the purpose of the Plan, a Participant shall be deemed to withdraw the Unrestricted Shares in the Account prior to the withdrawal of Restricted Shares in the Account. For purposes of the Plan, Restricted Shares shall be deemed to be withdrawn on a “first in, first out” basis for purposes of determining forfeiture of Unvested Shares in accordance with Paragraph 8.5.
The price of fractional Shares will be the same as the price of whole Shares. Fractional Shares may only be withdrawn by a Participant upon termination of participation in the Plan.

8.3 Restriction on Sale and Withdrawal
A Participant may not direct the Plan Administrator to sell or withdraw any Unvested Shares. In the event a Participant sells or withdraws any Restricted Shares, the Participant shall forfeit all Unvested Shares contingent on such Restricted Shares in accordance with Paragraph 8.5.
Should a Participant make more than one (1) transaction being either a sale or withdrawal during a Plan Year such Participant shall be suspended from contributing to the Plan for a period of six (6) consecutive months from the date of such transaction. The Participant shall have the option of resuming Participant Contributions in accordance with the provisions of Paragraph 4.8 as if the suspension were deemed to be a voluntary suspension.
8.4 Vesting of Unvested Shares
All Unvested Shares shall immediately vest to become Unrestricted Shares on the first day of the calendar quarter after a holding period of four (4) consecutive full calendar quarters has passed subsequent to their purchase provided that the corresponding Restricted Shares upon which the Unvested Shares are contingent have, at all times during this period, been held for the Account of the Participant. Upon vesting of Unvested Shares all Restricted Shares upon which such Unvested Shares were contingent shall immediately become Unrestricted Shares.
8.5 Forfeiture of Unvested Shares
In the event a Participant chooses to sell or withdraw any Restricted Shares, such Participant shall forfeit all Unvested Shares contingent on such Restricted Shares and shall not be entitled to title to, or any proceeds of, such sale. Such Unvested Shares shall be credited to the Plan Reserve and may be utilized to satisfy future Company Contributions.
8.6 Compliance with Securities Laws
Any sale, withdrawal or other transfer of Shares pursuant to the Plan may only be made in compliance with applicable securities laws and Stock Exchange rules.
Section 9 —Termination of Participation in the Plan
9.1 Voluntary Termination of Participation
Participants may, at their discretion, terminate their participation in the Plan at any time by providing to the Plan Administrator a Termination/Withdrawal Form. The termination will be implemented as soon as practicable once the completed Termination/Withdrawal Form is received and processed by both the Plan Administrator and CPR. Upon such termination the Participant’s Account will be closed by the Plan Administrator in accordance with the provisions of Paragraph 9.3.
9.2 Automatic Termination
The Plan Administrator shall, on behalf of CPR, terminate the participation in the Plan of any Participant who has had nil (zero) balances or has not made any Participant Contributions for a consecutive period exceeding four (4) consecutive full calendar quarters unless stated otherwise. The Plan Administrator shall monitor Participants who have not made contributions for such period and will, on behalf of CPR, terminate the participation in the Plan of such Participants. In the event of such termination the closure of the Participant’s Account shall be handled in accordance with the provisions of Paragraph 9.3.
Dividends received within the period as a result of Share holdings within the Account do not qualify as contributions for the purposes of determining inactivity.

9.3 Account Closure Upon Termination
Upon the termination of a Participant’s participation in the Plan for any reason the Plan Administrator will effect the closure of the Participant’s Account and shall either transfer and deliver or sell all of the Unrestricted and Restricted Shares in the Participant’s Account, at the option of the Participant, or Legal Representative in the event of death of the Participant. The transfer and delivery of the Shares or payment of the net proceeds of sale, as the case may be, shall be effected as soon as practicable but in no event later than thirty (30) days from the date the Plan Administrator receives notification of such termination. Any fees applicable to the issuance of share certificates or the sale transaction will be payable by the Participant, or the Participant’s estate in the event of death of the Participant and shall be withheld from settlement by the Plan Administrator.
If the Participant or Legal Representative fails to make an election, or if no Legal Representative comes forward to CPR, within ninety (90) calendar days of the termination of the Participant’s participation in the Plan, the Plan Administrator shall issue a share certificate for all whole Shares recorded in such Account, plus a cash payment equal to the value of any fraction of a Share. The Plan Administrator shall send the share certificate and any cash payment to the last known address of such Participant or Legal Representative, as the case may be.
The Participant shall not be entitled to title to, or proceeds of, sale of their Unvested Shares. Such Shares shall be credited to the Plan Reserve and may be utilized to satisfy future Company Contributions.
In the event of a transfer and delivery of Shares, the Plan Administrator will issue a share certificate for all whole Shares recorded in a Participant’s Account, plus a cash payment equal to the value of any fraction of a Share as determined in accordance with the provisions of Paragraph 8.2.
The Plan Administrator shall send a written letter of confirmation of termination from the Plan to the Participant where applicable as soon as practicable.
9.4 Rejoining the Plan
Any former Participant who chooses to re-join the Plan will be subject to a mandatory six (6) month waiting period prior to re-enrolment. The Plan Administrator will keep track of such period and will, on behalf of CPR, re-enrol any former Participant who has completed such waiting period and submits a new Enrolment/Change Form as per Section 3. The re-enrolment of such Participant shall be effected as soon as practicable once the completed Enrolment/Change Form is received and processed by both the Plan Administrator and CPR.
9.5 Resignation or Termination for Cause
In the event that the employment of a Participant is terminated for cause or a Participant resigns, such Participant’s participation in the Plan shall be terminated on the termination or resignation date, as the case may be. Upon notification of a termination or resignation the Plan Administrator shall effect the closure of the Participant’s Account in accordance with Paragraph 9.3.

9.6 Termination in other circumstances
In the event of the death, Retirement or involuntary termination without cause of a Participant, such Participant’s participation in the Plan will be terminated effective on the date of death or the date of termination, as the case may be. Upon notification of such termination the Plan Administrator shall effect the closure of the Participant’s Account in accordance with Paragraph 9.3 with the exception that all Unvested Shares shall vest immediately and all proceeds or title shall accrue to the benefit of the Participant.
9.7 Company Contributions Upon Certain Terminations
In the event of the death, Retirement, or involuntary termination without cause of a Participant, CPR or the relevant Affiliate shall, not later than thirty (30) days following receipt of satisfactory evidence of death, Retirement, or involuntary termination without cause remit to the Plan Administrator for the benefit of such Participant, any outstanding Company Contribution in accordance with Sections 5 and 8 and any such Company Contributions previously remitted, but not yet allocated for the benefit of the Participant, shall be immediately so allocated.
Section 10 — Administration of the Plan
10.1 Responsibility for Administration
CPR will be responsible for the administration of the Plan and for the interpretation of its provisions. Where any reference in the Plan is made to any action to be taken, consent, approval or opinion to be given, direction or decision to be exercised or made by CPR, it shall be read as Canadian Pacific Railway Limited acting directly or through its subsidiaries and through their authorized officers or any other person authorized by the Board, where required for the purposes of the Plan.
10.2 Maintenance of Records
The Plan Administrator will maintain records of the Plan Accounts held in the name of each Participant and all transactions with respect to such Plan Accounts, including a record of whole and fractional Shares allocated, the dates of allocation and the price at which such allocations are made and shall hold, for a period mutually agreed upon by CPR and the Plan Administrator, all forms of authorization and designation, as specified by CPR from time to time, submitted by CPR employees.
10.3 Appointment of Plan Administrator
CPR shall appoint (and by their participation in the Plan, Participants authorize CPR to appoint) one or more Plan Administrators to perform such functions as may be specified in the Administrative Agreement(s). Any reference in the Plan to the purchase or sale of Shares by the Plan Administrator shall be read to include the purchase or sale of Shares effected through such broker(s) or agent(s) as may be appointed by the Plan Administrator from time to time.
10.4 Rules and Procedure
CPR may from time to time adopt rules and procedures in respect of the administration of the Plan, provided that all such rules and procedures shall be consistent with the provisions of the Plan as in effect from time to time. Such rules and procedures may vary for different employees. The rules and procedures shall be binding on all Participants and Eligible Employees in respect of whom such rules and procedures are applicable.

10.5 Delegation of Administrative Responsibilities
CPR may delegate to third parties, including the Plan Administrator, the whole or any part of the administration of the Plan and shall determine the scope of such delegation in its sole discretion. Any decision taken by CPR or its delegate in carrying out responsibilities with respect to the administration of the Plan, including the interpretation or application of any rules or procedures adopted, pursuant to Paragraph 11.1, shall be final and binding on the Participants and their beneficiaries.
10.6 Costs and Expenses
CPR shall pay net Basic Administration Expenses in connection with the operation of the Plan as determined by CPR. Basic Administration Expenses shall be reduced, to the extent possible, by any dividends on Unvested Shares and the amount of any interest earned on contributed funds, prior to their investment in Shares, in accordance with Paragraph 7.7. All fees exclusive of Basic Administration Expenses, including, without limitation, any brokerage or other charges in connection with the sale of Shares, issuance of share certificates or transfer of Shares shall be payable by the Participant in accordance with Section 8. Any fees charged in connection with the Participant’s use of the Plan Administrator’s service call center shall be payable by the Participant.
10.7 Participant Statements
Each Participant shall receive from the Plan Administrator a statement at the end of each calendar quarter (or such other times as may be determined by CPR), which statement shall contain such information in respect of such Participant’s Plan Accounts as CPR may determine from time to time or as otherwise may be required by law (including foreign law) to the extent applicable to the Participant in question. Notwithstanding the above, the Plan Administrator will provide only one statement of account for the 2001 Plan Year.
Should a Participant request an up-to-date statement of account, such statement may be made available at such other time as may be agreed upon between CPR and the Plan Administrator.
10.8 Reports and Voting Rights
The Plan Administrator shall furnish or cause to be furnished to each Participant who has Shares allocated in any Plan Account a copy of all notices sent to shareholders in respect of shareholder meetings at which the Shares are entitled to be voted and shall request from each such Participant instructions as to the voting at such meeting of the aggregate number of the Participant’s whole Shares allocated to the Participant’s Account on the record date of such meeting. If the Participant furnishes such instructions to the Plan Administrator on a timely basis, the Plan Administrator shall vote such number of whole Shares in accordance with the instructions of the Participant. If the Participant fails to furnish timely instructions to the Plan Administrator, the Plan Administrator shall not vote the Participant’s whole Shares. The Plan Administrator shall not vote any fractional Shares allocated to Participant’s Plan Accounts and shall not vote any Shares not allocated to Participant Accounts as of the record date. The Plan Administrator shall keep confidential the voting instructions of the Participants and shall not disclose the same to CPR except to the extent required by law.
Section 11 — Plan Amendment and Termination
11.1 Plan Amendment
CPR reserves the right to amend the Plan, in whole or in part, at any time at its discretion without the consent of Participants, provided that no such amendment shall have the effect of reducing any benefits accrued to any Participant as of the date of amendment.

11.2 Plan Termination
CPR reserves the right to terminate the Plan at any time, in which event Participants’ rights will be governed by Paragraph 9.6 as if the Participants’ Retirements had all occurred on the date of the termination of the Plan. Any amount remaining in the Plan Reserve after the Participants have been allocated the amounts required pursuant to Paragraph 9.6 shall revert to CPR.
11.3 Plan Administrator Duties
No amendment, change, or modification shall be made to the Plan that will alter the duties of the Plan Administrator, without CPR’s and the Plan Administrator’s written consents.
11.4 The Plan Administrator
CPR, as agent for each Participant, may at any time remove the Plan Administrator and appoint a successor or successors to fill any vacancy arising for any reason whatever.
The Plan Administrator may, with CPR’s written approval, delegate to any corporation authorized to carry on the business of a trust company in Canada, or the US, the duty to maintain records and to furnish statements in connection with all aspects of the Plan.
The Plan Administrator shall be indemnified and held harmless by CPR against and from any and all loss, cost, liability or expense resulting from any claim, action, suit or proceeding to which it may be a party or in which it may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by it in any settlement thereof (with CPR’s written approval) or paid by it in satisfaction of a judgment in any such action, suit or proceeding against it. The Plan Administrator shall in writing give CPR a reasonable opportunity, at CPR’s expense, to handle and defend such action within a time frame to be specified by the Plan Administrator, before the Plan Administrator undertakes to handle and defend such claim, action, suit or proceeding on its own behalf. CPR and the Participants shall be indemnified and held harmless by the Plan Administrator against and from any and all loss, cost, liability or expense resulting from the willful misconduct, negligence or bad faith of the Plan Administrator or of any person (other than CPR) to which the Plan Administrator has delegated any of its duties hereunder.
Section 12 — Market Fluctuation
CPR makes no representations or warranties to Participants with respect to the Plan or the Shares whatsoever. CPR shall not indemnify any Participant under the Plan against loss resulting from fluctuations in the price of Shares. Participants are expressly advised that all Participant Contributions and Company Contributions will be invested in Shares and the value of any Participant’s Shares in the Plan will fluctuate as the trading price of the Shares fluctuates.
In seeking the benefits of participation in the Plan, a Participant solely accepts the risk of a decline in the market price of Shares in the Participant’s Account.

Section 13 — Income Taxes
CPR and Participants acknowledge that sale of Shares by a Participant may result in income tax consequences including, without limitation, a taxable capital gain, or an allowable capital loss to the Participant under US tax law.
Participants shall be responsible to pay any and all income taxes resulting from participation in the Plan or the sale of Shares, including without limitation:
a) taxes from a capital gain;
b) taxes from the payment and receipt of dividends;
c) taxes from Company Contributions or the payment by CPR of brokerage or other fees where deemed under applicable law to be a taxable benefit to the Participant.
CPR shall have the right to withhold from any payment, including any payment of Eligible Earnings or other earnings, sufficient amounts to cover required withholding and income or employment taxes with respect to the Plan. If a Participant, including an Eligible Bargaining Unit Representative, does not have sufficient earnings available from which CPR can make any required withholdings, CPR may condition the allocation of Unvested Shares to the Account of the Participant on the receipt of the amount required for CPR to meet its withholding obligations, or may instruct the Plan Administrator to reduce the amount otherwise allocated to the Participant (or sell Shares allocated to the Participant on behalf of the Participant) and remit to CPR the amount required to meet CPR’s withholding obligation (and any balance to the Participant). The provisions of Paragraphs 8.1 and 8.3 shall govern any sale of Shares pursuant to this Section.
Participants are expressly advised that US and Canadian tax laws are complex and subject to change and each Participant is solely responsible to contact his or her own accountant, legal representative or qualified financial advisor to determine what current effect any applicable tax legislation may have with respect to his or her participation in the Plan or the sale of Shares and to determine any tax consequences.
The Plan Administrator will provide all Participants with all appropriate tax forms and receipts.
Section 14 — No Trading on Undisclosed Information
No Participant shall in any manner participate in the trading of Shares based upon insider or undisclosed material corporate information as prohibited by law. Any trading based on undisclosed material information by Participants may be subject to prosecution and may result in discipline by CPR up to and including termination of a Participant’s employment with CPR. Participants should consult the Insider Trading Policy of CPR available from CPR.
Section 15 — General Provisions
15.1 No Additional Rights to Employment
(a)
The opportunity to participate in this Plan does not constitute a contract of employment, nor does the existence of a contract of employment between any person and CPR give such person any right or entitlement to participate in the Plan or any expectation that an opportunity to participate in the Plan will be offered to the person subject to any conditions or at all.

(b)	The rights and obligations of a Participant under the terms of any contract of employment with CPR shall not be affected by participation in this Plan.

(c)	The opportunity to acquire Shares pursuant to the Plan shall not afford a Participant or any Eligible Employee any rights or additional rights to compensation or damages in consequence of the loss or termination of the Participant’s office or employment with CPR for any reason whatsoever.

(d)
A Participant shall not be entitled to any compensation for damages for any loss or potential loss which they may suffer by reason of being or becoming unable to acquire Shares under the Plan in consequence of the loss or termination of his or her office or employment with CPR for any reason (including, without limitation, any breach of contract by CPR) or in any other circumstances whatsoever.

15.2 Employee Eligibility
CPR reserves the right to restrict participation in the Plan to any employee or employee groups at any time in its sole discretion, including, but not limited to, the right to refuse to offer employees or employee groups the opportunity to participate in the Plan in any jurisdiction where operating the Plan in such jurisdiction or in respect of such employees is or becomes onerous (including, without limitation, having regard to the costs involved), impossible, illegal or impracticable, as determined by CPR in its sole discretion.
15.3 Liability
No Participant shall make any claim or demand against CPR or the Plan Administrator and Participants agree and acknowledge that CPR and the Plan Administrator shall not be liable with respect to:
(a)	the performance of Shares on the Stock Exchange at or during any period of time;

(b)	changes in the local currency value of Shares held by a Participant, where applicable, resulting from fluctuations in the exchange rates between the US dollar and any other currency;

(c)	income taxes payable in respect of the Plan, except to the extent that:
(i)	CPR withholds any such amounts either from a Participant’s Eligible Earnings, other earnings, or payments under the Plan; or

(ii)	CPR (but not the employee) is liable for such payment under applicable law.
15.4 Participant’s Agreement to be bound by Plan Terms
Participation in the Plan by any Participant shall be construed as acceptance by the Participant of the terms and conditions of the Plan and all rules and procedures adopted hereunder and as amended from time to time, and as the Participant’s agreement to be bound thereby.
15.5 Indemnification
By electing to participate in the Plan a Participant agrees to indemnify:
(a)	CPR; and

(b)	the Plan Administrator; and

(c)
any other person who is or becomes liable to account for tax, social security contributions or any other regulatory or statutory contributions on behalf of the Participant against any amount of or representing tax, or any other regulatory or statutory contributions for which CPR (or such other person) is liable to account in respect of or in consequence of the facilitation of Participant Contributions, for the benefit of such Participant and which (as between the Participant and CPR or such other person) is the liability of the Participant but which CPR or such other person cannot otherwise lawfully recover from the Participant (whether by way of deduction from payroll or otherwise).

15.6 Assignment Exemption from Seizure and Bankruptcy
Except as may otherwise be specifically provided by applicable law, no right of a person under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge and any attempt by anyone to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge the same shall be void, and any Shares or money to which any person is entitled under the Plan are exempt from execution, seizure and attachment. Any Shares withdrawn from any Plan Account may only be transferred (including any transfer pursuant to Paragraph 8.2) in accordance with applicable securities laws.
If, notwithstanding the foregoing, a Participant is deprived by applicable law of interests in Shares or ceases to retain beneficial interest in the Shares, then all rights under the Plan will cease forthwith and no further Shares will be allocated under the Plan to that Participant.
15.7 Share Certificates
Share certificates, if issued pursuant to any provision of the Plan, shall bear any legend that is necessary or is deemed advisable in order to comply with applicable securities laws, including any legends referring to restrictions on transfer in any jurisdiction.
15.8 Mental or Legal Incapacity of the Participant
If any payment is to be made under the Plan to a minor or other person who is mentally or legally incompetent, the Plan Administrator shall pay the same to the parent or guardian or other person having legal custody of, or being the legally appointed representative of, such person, to be applied by such parent, guardian, person having custody or legally appointed representative for the benefit of such person, without the Plan Administrator being further liable to see to the application thereof and so that any such payment shall be a complete discharge of any liability under the Plan and of CPR.
15.9 Governing Law and Compliance with Laws
The Plan shall be governed by and construed in accordance with the laws of the state of Minnesota, US without regard to conflict of law principles, except that with respect to the issuance of securities, the laws of the jurisdiction of CPR shall govern. Notwithstanding any provision of this Plan, CPR shall operate the Plan in compliance with all applicable laws and regulations of all jurisdictions where CPR has, in accordance with the terms of this Plan, decided to offer the Plan.

15.10 Discretionary Relief
Notwithstanding any other provision of the Plan, CPR may, at its discretion, waive any condition of the Plan if specific individual circumstances warrant such waiver.
August 30, 2005
/s/ R.J. Ritchie

R.J. Ritchie
President and Chief Executive Officer
Canadian Pacific Railway Limited